

August 25, 2014

Via E-mail
Mr. Alexander W. Pease
Senior Vice President and Chief Financial Officer
EnPro Industries, Inc.
5605 Carnegie Blvd, Suite 500
Charlotte, NC 28209

>   **Re: EnPro Industries, Inc.**
>   **Form 10-K**
>   **Filed February 25, 2014**
>   **File No. 1-31225**

Dear Mr. Pease:

We have reviewed your response dated August 7, 2014, and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the period ended June 30, 2014

Note 9. Long-Term Debt, page 9

1. We have read your response to comment 2 in our letter dated July 28, 2014. Please provide us with a comprehensive explanation as to how you accounted for the June 2014 exchange transaction pursuant to ASC 470-20-40. Please address the following in your explanation:
   - Please provide us with the calculations you used to determine the amount of loss to be recorded on the exchange. Please specifically show the calculation for each component of the loss; and
   - Please show how us how you determined the value to allocate to the liability component as well as the embedded conversion option.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief